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                           June 16, 2021

       Bill Zanker
       Chief Executive Officer
       GRIT BXNG AT HOME, INC.
       9 East 16th Street
       New York, NY 10003

                                                        Re: GRIT BXNG at Home
Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed June 4, 2021
                                                            File No. 024-11392

       Dear Mr. Zanker:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Hank Gracin